                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                            _____________________

                                SCHEDULE 13G
                               (Rule 13d-102)

           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)

                               Spyglass, Inc.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                  852192103
                               (CUSIP Number)

                                  SCHEDULE 13G

CUSIP No. 852192103                          Page 2 of 7

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Timothy K. Krauskopf
     ###-##-####

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power:

     624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996);

____________________________________________________________________________

6.   Shared Voting Power:

     0 shares;




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CUSIP No. 852192103                          Page 3 of 7

____________________________________________________________________________

7.   Sole Dispositive Power:

     624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996);
____________________________________________________________________________

8.   Shared Dispositive Power:

     0 shares.
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996)

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     5.2%

____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No. 852192103                          Page 4 of 7


                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Spyglass, Inc.



Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

Naperville Corporate Center
1240 East Diehl Road
Naperville, Illinois, 60563



Item 2(a).  Name of Person Filing:
----------------------------------

Timothy K. Krauskopf


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o Spyglass, Inc.
Naperville Corporate Center
1240 East Diehl Road
Naperville, Illinois, 60563

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share


Item 2(e).  CUSIP Number:
-------------------------

852192103








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CUSIP No. 852192103                          Page 5 of 7


Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996)

     (b) Percent of Class:

     5.2%

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996);

          (ii)  shared power to vote or to direct the vote:

                0 shares;

          (iii) sole power to dispose or to direct the disposition of:

                624,375 shares (includes 127,375 shares which Mr. Krauskopf has the right to acquire within 60 days after December 31, 1996);

          (iv) shared power to dispose or to direct the disposition of:

                0 Shares.



Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable






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CUSIP No. 852192103                                       Page 6 of 7

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported by the Parent Holding Company:
-------------------------------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable






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CUSIP No. 852192103                                           Page 7 of 7

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 10, 1997
                                        ---------------------------------
                                        Date


                                        /s/ Timothy K. Krauskopf
                                        ---------------------------------
                                        Timothy K. Krauskopf
                                        Chief Technical Officer and a
                                        Director of the Issuer